# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jiuzi Holdings Inc., CIK 0001816172
CUSIP: G51400136
Title of class of securities: Ordinary shares, par value $0.00039 per share
Address of issuer's principal executive offices: No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 310000
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,062,503; sole dispositive power 0; shared dispositive power 1,061,266; aggregate amount beneficially owned 1,062,503 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,062,503; sole dispositive power 0; shared dispositive power 1,061,266; aggregate amount beneficially owned 1,062,503 (4.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,062,503; sole dispositive power 0; shared dispositive power 1,061,266; aggregate amount beneficially owned 1,062,503 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Jiuzi Holdings Inc.
Address of issuer's principal executive offices: No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on September 29, 2025 (the "SPA") (as disclosed in the Form 424(b)(5) prospectus filed by the Issuer with the Securities and Exchange Commission on September 30, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,220,000 Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such Ordinary Shares represent beneficial ownership of approximately 9.9% of the Ordinary Shares, based on (1) 11,011,389 Ordinary Shares outstanding as of April 30, 2025, as reported by the Issuer, plus (2) 1,220,000 Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes 2,440,000 Ordinary Shares issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the "Intracoastal Warrant") because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,660,000 Ordinary Shares.

(ii) As of the close of business on October 3, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,062,503 Ordinary Shares, which consisted of (i) 1,237 Ordinary Shares held by Intracoastal and (ii) 1,061,266 Ordinary Shares issuable upon exercise of the Intracoastal Warrant, and all such Ordinary Shares represent beneficial ownership of approximately 4.99% of the Ordinary Shares, based on (1) 11,011,389 Ordinary Shares outstanding as of April 30, 2025, as reported by the Issuer, plus (2) 9,220,000 Ordinary Shares issued at the closing of the transaction contemplated by the SPA and (3) 1,061,266 Ordinary Shares issuable upon exercise of the Intracoastal Warrant. The foregoing excludes 1,378,734 Ordinary Shares issuable upon exercise of the Intracoastal Warrant because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,441,237 Ordinary Shares.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,062,503
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,061,266

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (10/03/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (10/03/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (10/03/2025)